<LETTER>
                     SPAIN & GILLON, L.L.C.

                      THE ZINSZER BUILDING
                    2117 SECOND AVENUE NORTH
                 BIRMINGHAM, ALABAMA 35203-3753

                    TELEPHONE (205) 328-4100
                   FACSIMILE (205) 324-8866
                   WRITER'S DIRECT DIAL NUMBER

                          (205) 581-6226

                        January 15, 1998

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
Section on Ownership Reports
500 North Capitol Street
Washington, D.C. 20549

    Re:   Amendment to Schedule 13G Filed on Behalf of Golden
          Enterprises, Inc. and Subsidiaries Employee Stock
          Ownership Plan

Gentlemen:

     Please find enclosed herewith the original executed and five conformed copies of an Amendment to Schedule 13G Report filed for and on behalf of the Golden Enterprises, Inc. and Subsidiaries
Employee Stock Ownership Plan (the "Plan").

     This Amendment is being filed for the calendar year ended
December, 1997. This Report reflects a decrease in shares held by the Plan.

     If additional information is needed, please call me collect at
(205) 328-4100.

                              Yours very truly,

                              SPAIN & GILLON, L.L.C.

                              By: /s/ John P. McKleroy, Jr.

                                      John P. McKleroy, Jr.

JPMjr/kp
Enclosures
cc: Mr. John H. Shannon (w/encls.)
Ms. Norma Rice (w/encls.)

</LETTER>

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                    GOLDEN ENTERPRISES, INC.
                        (Name of Issuer)

                          Common Stock
                  Title of Class of Securities

                            381010107
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 Continued on following page(s))


                        Page 1 Of 6 Pages


CUSIP No.  381010107          13G  Page                2 of 6 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Golden Enterprises, Inc. and Subsidiaries Employee Stock
       Ownership Plan (Stock Bonus Plan)
       IRS I.D. #63-0000139

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) (   )
                                                     (b) (   )

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

       2101 Magnolia Avenue South
     Suite 212
     Birmingham, AL  35205

                         5  SOLE VOTING  POWER

                            991,844 Shares
NUMBER OF
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY                --
OWNED BY
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING                   991,844 Shares
PERSON
WITH
                         8  SHARED DISPOSITIVE POWER
                            __


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     991,844 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     --


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%


12   TYPE OF REPORTING PERSON*

     EP

              *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a)      Name of Issuer:

               Golden Enterprises, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               2101 Magnolia Avenue South
               Suite 212
               Birmingham, Alabama 35205


Item 2(a)      Name of person Filing:

               Golden Enterprises, Inc. and Subsidiaries Employee
               Stock Ownership Plan (Stock Bonus Plan)


Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               2101 Magnolia Avenue South
               Suite 212
               Birmingham, Alabama 35205


Item 2(c)      Citizenship:

               N/A


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               381010107


Item 3         If this statement if filed pursuant to Rules
               13d-1(b), or 13(d)-2(b), check whether the person filing is a:

               ***


               (f) (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or Endowment
               Fund.


Item 4         Ownership.

               (a) Amount Beneficially Owned:

               991,844 shares
               This Amendment is being filed to reflect a decrease in ownership.

               (b) Percent of Class:

               8.1%

               (c)  Number of shares as to which such person has:

                    * (i)     Sole power to vote or to direct the
                              vote
                              -- 991,844 shares

                     (ii)     Shared power to vote or to direct
                              the vote
                              -- 0

                    (iii)     Sole power to dispose or to direct
                              the disposition of
                              -- 991,844 shares

                     (iv)     Shared power to dispose or to direct
                              the disposition of
                              -- 0

                   * Pursuant to the terms and conditions of the Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan), the Plan, through a designated Plan Administrative Committee, has the sole power to vote all shares of Golden Enterprises, Inc. (GE) stock held by the Plan. The Plan Administrative Committee consists of three individuals who are designated from time to time by the Board of Directors of GE and its subsidiary. The vote of two members in favor of any proposed action of the Plan Administrative Committee is necessary to give legal effect thereto. The present members of the Plan Administrative Committee and their position with GE and its subsidiary are:


     John S. Stein     --     Director, Chairman of the Board,
                              President and Chief Executive
                              Officer of Golden Enterprises, Inc.

     F. Wayne Pate     --     Director and President of Golden
                              Flake Snack Foods, Inc.

     John H. Shannon   --     Vice President and Secretary of
                              Golden Enterprises, Inc.

The shares of Golden Enterprises, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. The Plan Administrative Committee possess no discretionary authority concerning disposition of shares.

The Trustee of the Plan, Compass Bank, has no discretionary authority concerning the voting of the Golden Enterprises, Inc.
stock nor the disposition of the stock. Compass Bank disclaims any beneficial ownership of the stock held by the Plan.


Item 5         Ownership of Five percent or Less of a Class.

               N/A


Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               N/A


Item 8         Identification and Classification of Members of the
               Group.

               N/A


Item 9         Notice of Dissolution of Group.

               N/A


Item 10        Certification.

               By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 15,1998



Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)



By: Compass Bank, As Trustee

     /s/ Norma Rice

     Its Vice President and Trust
     Officer

     and

By: The Plan Administrative Committee

     /s/ John H. Shannon

     John H. Shannon
     Its Secretary



1/15/98
0004\0001
